UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

INOZYME PHARMA, INC.

(Name of Subject Company (Issuer))

INCLINE MERGER SUB, INC.

(Offeror)

A Wholly-Owned Subsidiary of

BIOMARIN PHARMACEUTICAL INC.

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

45790W108

(CUSIP Number of Class of Securities)

Alexander Hardy

President and Chief Executive Officer

G. Eric Davis

Executive Vice President & Chief Legal Officer

BioMarin Pharmaceutical Inc.

770 Lindaro Street

San Rafael, California 94901

(415) 506-6700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Jamie Leigh, Esq.

Ben Beerle, Esq.

Chadwick Mills, Esq.

Siana Lowrey, Esq.

Cooley LLP

3 Embarcadero Center

20th Floor

San Francisco, CA 94111

(415) 693-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 2, 2025 (as it may be amended and supplemented from time to time, the “Schedule TO”) and relates to the offer by Incline Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of BioMarin Pharmaceutical Inc., a Delaware corporation, to acquire all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”) of Inozyme Pharma, Inc., a Delaware corporation, for $4.00 per Share, in cash, without interest, subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 2, 2025 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule TO, respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO and the Offer to Purchase remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase.

Items 1 through 9 and Item 11.

The disclosure in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

The information set forth in “Section 13—The Transaction Documents” of the Offer to Purchase is hereby amended by deleting the first sentence of the first paragraph under the section entitled “—Regulatory Undertakings” on page 43 and replacing it with the following sentence:

“Subject to the terms and conditions of the Merger Agreement, each of Parent, Purchaser and Inozyme have agreed to promptly, but in no event later than ten (10) business days after the date of the Merger Agreement, unless otherwise agreed to in writing by Parent and Inozyme make an appropriate filing of all Notification and Report forms as required by the HSR Act with respect to the Transactions, which filing each of Parent and Inozyme made on June 2, 2025.”

The information set forth in “Section 16—Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended by deleting the second paragraph under the section entitled “—Antitrust Approvals” starting on page 57 in its entirety and replacing it in its entirety with the following paragraph:

“On June 2, 2025, each of Parent and Inozyme filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the Transactions. Under the HSR Act and the rules and regulations promulgated thereunder by the FTC, the waiting period applicable to the purchase of Shares pursuant to the Offer will expire on June 17, 2025, at 11:59 p.m., Eastern Time and Parent and Inozyme have requested “early termination” of such waiting period. This period may be shortened if the reviewing agency grants “early termination” of the waiting period, or lengthened if the acquiring person voluntarily withdraws and refiles to allow a second 15-day waiting period, or if the reviewing agency issues a formal request for additional information and documentary material, in which case the waiting period expires ten days after the date when the acquiring person has certified its substantial compliance with such request, unless earlier terminated. The parties may also enter into a timing agreement with the Antitrust Division or FTC to not consummate the Offer for a specified period of time.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 4, 2025

Incline Merger Sub, Inc., a Delaware corporation

By:	/s/ G. Eric Davis
G. Eric Davis
President

BioMarin Pharmaceutical Inc., a Delaware corporation

By:	/s/ G. Eric Davis
G. Eric Davis
Executive Vice President, Chief Legal Officer